DEWEY BALLANTINE

1 UNDERSHAFT
LONDON EC3A 8LP
ENGLAND
TEL +44 (0)20 7456-6000 FAX +44 (0)20 7456-6001

04 FEB 23 AM 7:21

04012987

February 18, 2004

SUPPL

Paul Dudek
Office of International Corporate Finance
Securities & Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Commercial International Bank (Egypt) S.A.E. - File No. 82-34764

Please find enclosed a new submission for the above file.

Best regards

PROCESSED
FEB 23 2004
THOMSON
FINANCIAL

Bassim Kanaan

dw 2/23

A LIST OF PARTNERS' NAMES AND THEIR PROFESSIONAL QUALIFICATIONS IS OPEN TO INSPECTION AT THE ABOVE OFFICE.
DEWEY BALLANTINE, A MULTINATIONAL PARTNERSHIP THAT IS AFFILIATED WITH DEWEY BALLANTINE LLP, CONSISTS OF REGISTERED

مركز الترجمة المعتمدة
يوسف ومشاركوه
مترجمون معتمدون ومحلفون

04 FEB 23 AM 7:21

The Commercial International Bank, Egypt, S.A.E "CIB", in co-operation with Misr Company for Settlement & Depositary have the pleasure to announce to the shareholders that the balances of the free shares shall be credited to their accounts on 30 December 2003 until close of business on 29 December 2003 {*sic*}.

We take this opportunity to congratulate Misr Company for Settlement & Depositary for its good performance and also to wish the Shareholders a happy New Year.

{*Translator's Comment: the above announcement was published in Al-Akhbar, on Wednesday 31 December 2003.*}

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Yusuf & Associates
Certified Translators & Sworn Interpreters
28 Adly Street, First Floor, Flat 2, Downtown, Cairo, Egypt
Phone/Fax: 0020 (02) **3939 800**, 392-7979 & 396-2117
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بالمصري

البنك التجاري الدولي CIB

(مصر) ش.م.م

بالتعاون مع

شركة مصر للمقاصة والتسوية والحفظ المركزي

أن يعلن للسادة المساهمين بأنه

في يوم ٢٠٠٣/١٢/٣٠ قد تم

إضافة أرصدة الأسهم المجانية في حسابات السادة حملة الأسهم

حتى نهاية يوم عمل

٢٠٠٣/١٢/٢٩

وإذ يسعدنا

أن ننتهز هذه الفرصة لنهنئ

شركة مصر للمقاصة والتسوية والحفظ المركزي

لحسن أدائها

كما نهنئ السادة المساهمين

بحلول العام الميلادي الجديد

اليوم مع توزيع الأخبار الباعة

منبر الإسلام

- مفهوم الاستطاعة في الحج
- الأشهر الحرم وتجديد الخطاب الديني
- مشكلة السكان وفلسفة تنظيم الأسرة في الإسلام

مع العدد هدية الفردوس مجلة الطفل المسلم

رئيس مجلس الإدارة / د. محمود حمدي زقزوق   رئيس التحرير / د. عبد الصبور مرزوق

الهيئة العامة لقصور الثقافة تقدم

أوفد الرئيس

أوفد الرئيس حسني مبارك أمس العميد ضياء الدين فودة للتعزية في وفاة الدكتور عز الدين فهمي. والعميد زكي محمد شريف للتعزية في وفاة اللواء طبيب متقاعد وائل منصور فهمي. والعميد صلاح سليمان للتعزية في وفاة كل من لواء شرطة بالمعاش حامد شاكر جاد وصفوت ابراهيم خليل. والعميد محيي ابوزيد لتشييع جنازة الدكتور احمد صدقي النجاني. والعميد عمرو فخري لتشييع جنازة إيزيس مجلي الزوقوم وابلاغ اسرهم خالص عزاء الرئيس ومواساته.

البابا شنودة يزور ماهر

قام قداسة البابا شنودة الثالث بطريرك الكرازة المرقصية بزيارة أحمد ماهر وزير الخارجية، أمس للاطمئنان عليه والتهنئة على سلامته من الحادث الذي تعرض له بالمسجد الأقصى وعبر ماهر عن امتنانه لهذه اللفتة الكريمة. مشيرا الى ان اللقاء تناول عددا من الموضوعات الكثيرة.

شروط منح الطالب درجات الحافز الرياضي

كتب صالح الصالحي:

أكدت محكمة القضاء الاداري انه يشترط لمنح الطالب الحاصل على الثانوية العامة درجات الحافز الرياضي أن يكون مقيدا في سجل احد الاتحادات الرياضية المنظمة لأي لعبة وان يمارس اللعبة لمدة عامين على الاقل ويشارك في البطولات الرسمية لمدة موسمين. صدر الحكم برئاسة المستشار احمد شمس الدين خفاجي نائب رئيس مجلس الدولة.

مشروع قانون جديد لخبراء وزارة العدل

كتب علي عفيفي:

تعد وزارة العدل حاليا مشروع قانون جديد لمصلحة الخبراء يحل محل القانون الحالي وتشارك في اعداده ادارة التشريع في الوزارة وقيادات مصلحة الخبراء في المجالات الهندسية والزراعية والحسابية وصرح المستشار فاروق سيف النصر وزير العدل بأن المشروع الجديد يساير التغيرات المحلية او العالمية. ويساعد على سرعة الفصل في القضايا المعروضة على مصلحة الخبراء.. واكد ان المشروع الجديد يتضمن تشكيل لجنة ثلاثية عليا من الخبراء لمعاينة العقارات الآيلة للسقوط

الطاقة الكهربائية بصورة عالية من الـ... وتطوير الخدمات المقدمة لهم من ترشـ... الانفاق وتطوير نظم المعلومات كـ... توصيل الكهرباء الى ٨٦٣ الف مشتـ... بالمناطق العشوائية بنسبة ٩٩٪ من... المقايسات التي سددت. جاء ذلك خلال اجتماع الجمعية العمومية للشركة القابضة لكهرباء مصر برئاسة الوزير لاعتماد

[redacted] وزير ... ستقـ... حيث يتم حسب كـ... المتاحة لـ... والاعتماد

وزير الري ف...

لجنة عليا برئاسة د. عبيد

كتبت كريمة السروجي:

أعلن الدكتور محمود ابوزيد وزير الموارد المائية ... التعاون مع دول حوض النيل يمر بمرحلة مهمة وتوليه الدولـ... كبيرا من خلال لجنة وزارية عليا برئاسة الدكتور عاطف عبـ... مجلس الوزراء للتنسيق الكامل بين وزارات الدولة المعنية ... مصر في مجالات التعاون مع دول حوض النيل.

وقال انه تم اتخاذ العديد من الخطوات العملية لتفعيـ... مبادرة الحوض حيث تم اقرار عدد من المشروعات المشتر... مجالات التنمية الشاملة، والتي حازت على اهتمام كـ... المؤسسات الدولية المانحة والبنك الدولي. وتم تخصيص ... دولار للمرحلة الاولى من الدراسات تقوم بها حاليا لجـ... مشتركة في اطار اقليمي وبما يعود بالفائدة على الجميع.

وأكد الوزير امس خلال مشاركته في ندوة اكاديمية ... حول مفهوم التنمية المستدامة للموارد المائية وتقييم الاثر لـ... والتعاون مع دول حوض النيل، انه تم الاتفاق على ان تنـ... دول حوض النيل وحدات لإدارة مشروعات الرؤية المشتر...

أحمد ما...

مصر تدين الممارسات الإسرائيلية

كتب السيد النجار:

أكد أحمد ماهر وزير الخارجية ادانة مصر بكل قوة لجميع الاجراءات العنيفة والممارسات العدوانية الإسرائيلية ضد الشعب الفلسطيني والتي جرت في الأيام الأخيرة. وقال ماهر في رده على اسئلة الصحفيين ان هذه الممارسات لا تتفق مع ما لمسته خلال المباحثات مع المسئولين الإسرائيليين مؤخرا. واعرب ماهر عن أمله في ان تتوقف إسرائيل عن هذه التصرفات والعدوان. وان يعود المسئولون الإسرائيليون الى الادراك أن هذه الممارسات والسياسات قد فشلت في الماضي ولن تنجح في المستقبل. وأكد ماهر أهمية عودة الطرفين الى مائدة المفاوضات على اساس خريطة الطريق مشيرا الى أن رئيس وزراء إسرائيل اريل شارون أعلن تمسكه بتنفيذها.

وأوضح ماهر أن خريطة الطريق تضع التزامات على الطرفين يجب تنفيذها بالتوازي.

وقال ليس ... في مرحلـ... التزامات ... الى ضـ... المفاوضات ... ان اسرائـ... مبادرة ... منطقة خـ... مشيرا الى ... حسني مـ... ليس امـ... واضاف ... الى ان هذ... الدمار الشـ... وحول ... مع سوريا ... هناك اسـ... ومن المهم ... لاستئناف

اليوم الإعادة لانتخابات مجلس الشعب التكميلية

تجرى صباح اليوم الاعادة للانتخابات التكميلية لمجلس الشعب في ١٣ دائرة انتخابية بـ٩ محافظات.. قرر حبيب العادلي وزير الداخلية تكثيف التواجد الأمني لتأمين اللجان الانتخابية لمنع حدوث ما يعكر صفو الانتخابات.. وصرح اللواء محروس شنايك بأن انتخابات الاعادة تجرى في دائرة النزهة بالقاهرة بين عمر عبدالله رفاعي «وطني» ومحمد محمود رجب «مستقل».. وفي الجيزة دائرتان.. كرداسة بين فريدة الزمر «وطني» وخالد طايع «مستقل» وفي القليوبية دائرة قليوب بين درويش مرعي «وطني» وخالد نعيم «مستقل» وفي الاسكندرية دائرتان المنتزه بين على سبق «وطني» وحامد عبدالرحمن «مستقل» والدخيلة بين رمضان توفيق «وطني» وفتحي رمضان «مستقل». وفي الغربية دائرتان زفتى بين عبدالله أحمد حسين «وطني» وعبدالفتاح الشافعي «مستقل». ونهطاي بين عنان الديساوي «وطني» واسماعيل عبدالحي «مستقل» وفي سوهاج دائرة واحدة جرجا بين رضوان الجبالي «وطني» وخليفة رضوان «مستقل» وفي الدقهلية دائرة بني عبيد بين حسن متولي «وطني» وحسن المير مستقل «وفي بني سويف» دائرة الفشن بين أحمد ماهر مهنا «وطني» وحسن أبوفخرة «مستقل» وفي المنوفية دائرتان تلا بين أحمد عمر رسلان «وطني» وطلعت السادات «مستقل» وبركة السبع بين مجدي الرخاوي «وطني» وسعيد السيد مسعود «مستقل».

مصطفى عبدالقادر:

تمليك ٤٥٨ شقة وعقارا للمصريين والعرب والأجانب

كتب مجدي عبدالغني:

أعلن اللواء مصطفى عبدالقادر وزير التنمية المحلية انه تنفيذا لقرار مجلس الوزراء برئاسة الدكتور عاطف ...

اليوم آخر موعد لبيع استمارات التعيين بمكاتب البريد

تواصل مكاتب البريد اليوم بيع استمارات تعيين الخريجين ...

المجلس ا...

رفع ...

كتبت ا...

عقد ا... اول اجتمـ... رئيس الـ... والمنصور... استعرض ... العماوي و... الخطة المـ... الى اعداد ... ونظم المعلـ... الانتاجي ... حضره و... والتنمية ... للصندوق ... للسراة و... والصناعـ... القومي لـ... المرحلة الا... الصناعة ...